Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

January 22, 2021

Mr. Alberto Zapata
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M       Lincoln Life Flexible Premium Variable Life Account R Lincoln VUL ONE 2021, SVUL ONE 2021
Initial Registration Statements on Form N-6 Filing Nos: 333-249920, 333-249922

Dear Mr. Zapata:

This is in response to your correspondence dated January 5, 2021.  Below are the responses to your comments in the order in which they were received.  I will provide a strikethrough version of the prospectus containing these revisions under separate cover.

1.	General Comments

a.	Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.
Response:  As requested, all missing data will be included in the pre-effective amendment.

b.
Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s obligations under the policy.

2.	Cover Page

In the second paragraph, please add statement that all material state variations are described in the prospectus.
Response: We have revised the disclosure as requested.

3.	Benefits of Your Policy (p. 3)

No-Lapse Protection. Please clarify in this subsection that the Premium Reserve Rider is optional and that the No-Lapse Enhancement Rider included in the basic policy. Also, explain which rider needs to be elected and when it needs to be elected.
Response:  We have revised the disclosure as requested.

4.	Charges and Fees (p. 9)

Please confirm to the staff that the Total Annual Fund Operating Expenses table for the Underlying Funds includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more “Acquired Funds” calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response:  The Total Annual Funding Operating Expenses table for the Underlying Funds includes the same Acquired Fund Fee Expenses that is presented to us by the Underlying Funds.

5.	Voting Rights (p. 19)

Please include a discussion of whether the Company can override a contract owner’s voting instructions under certain limited circumstances.

Response:  We have reviewed our voting right procedures and we are not aware of any circumstances in which we would override a contract owner’s voting instructions.

6.	Bonus Rider (p. 30)

a.
Please add disclosure in this section providing further information about how the index related to the bonus rider will be selected. What will be the parameters for selecting the index and what method of notice will policy holders receive about the type of index in use for the rider? Provide the name of the specific index proposed to be used. Provide further disclosure about whether the index can be changed or substituted and how an alternative index will be chosen and when notice will be given regarding such changes.

Response:  We have revised the disclosure as requested.

b.
Please provide more clarity in this section regarding the costs of the rider. The Company states that “the Rider subtracts a portion of the Separate Account Value . . . .” However, also in this section Lincoln Life states that there is an additional charge for this rider. Is this charge separate from the portion subtracted from the Separate Account? Concisely state in one location what changes to Separate Account Value or Fixed Account Value and/or fees will be incurred by policy holders who select this rider.

Response:  There is a Bonus Rider Charge subtracted from the Separate Account Value and there is no additional charge for the rider.  If the rider is inactive you will not be charged.  For clarity, Please note, there is an additional charge for this Rider” has been removed.

c.
The Company lists two circumstances under which the Bonus Rider will terminate: the earliest of the occurrence of the termination of the Policy or the Policy Anniversary immediately prior to the younger Insureds Attained Age 121. Please also add that the Bonus Rider essentially terminates (i.e., becomes permanently inactive) upon Policy termination and reinstatement, as described in the second paragraph on page 32.

Response:  We have revised the disclosure as requested.

d.
Please explain, supplementally, whether the Bonus Rider includes an indexed option which should be separately registered with the Commission. Alternatively, if Lincoln Life is relying on relying on  § 989J of Dodd-Frank Act to include                       an unregistered indexed option in the policy, please provide the required disclosure concerning compliance with § 989J of Dodd-Frank Act.

Response:  There is not an indexed option that should be separately registered with the Commission.  As discussed there are not bonus account “assets” to be held in either the general or separate account.  With the bonus rider, we assess a charge from the policy’s separate account value, which we use to purchase an S&P 500 option.  In a year, when that option matures, we’ll pass along its proceeds back into the policy as a bonus.  In that interim time between option purchase and option payoff, there is no part of the policy that represents the value of that option.

e.
On page 31, the Company states that: “If any No-Lapse Enhancement Rider is attached to the Policy and In Force, the No-Lapse Value Premium Load used to calculate the No- Lapse Value is as shown in your Policy Specifications and includes a No-Lapse Value Premium Load for this Rider. The No-Lapse Value Premium Load will not be increased after the Policy is issued.” Please provide a plain English explanation how the No-Lapse Value Premium Load is calculated without deferring to Policy Specifications.

Response:  We have revised the disclosure as requested.

f.	Please provide more clarity at the outset of page 32 by providing a list of the “following riders” that may have an impact on the Bonus Rider; further summarize the nature of those impacts.

Response:  As the two riders that have an impact are not offered on the SVULone2021, we have removed that disclosure.  It is accurate on VULone2021.

7.	No-Lapse Protection (p.33)

How long the protection lasts. The registrant states that the duration of lapse protection provided by this rider depends on a list of factors. Please redraft this list to explain how each specific factor will either increase or decrease lapse duration. Please also provide examples. Include clarifying language regarding whether the list of factors are just “certain factors” or a complete list of all the factors that may affect such duration. In addition, we note that the last clause of factor “a.” is superfluous.

Response:  We have updated the disclosure as requested.

Statement of Additional Information

8.	Principal Underwriter

(p. 3) Disclose the commissions paid to dealers as a percentage of premiums. See Form N-6, Item 20(d).
Response:  As requested, all missing data will be included in the pre-effective amendment.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel